UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December, 2008

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on December 1, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: December 2, 2008	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Director and Senior Executive Officer

For Immediate Release

Komatsu Ltd.
2-3-6 Akasaka, Minato-ku, Tokyo 107-8414, Japan Corporate Communications Dept. Tel: +81-(0)3-5561-2616 Date: December 1, 2008 URL: http://www.komatsu.com/

Update on Purchase of Its Own Shares

(Share Purchase According to the Articles of Incorporation Pursuant to Article 165,

Paragraph 2 of the Corporation Act)

Komatsu Ltd. (hereinafter “Company”) hereby announces that pursuant to Article 156 of the Corporation Act of Japan as modified by Article 165, Paragraph 3 of the Act, the Company purchased its own shares as follows.

Notes

1. Period of purchase:	From November 5 to 28, 2008 (Agreement basis)

2. Total number of shares purchased:	16,718,300 shares

3. Total cost of purchase:	18,914,635,900 yen

4. Method of purchase:	Through Tokyo Stock Exchange

[Reference]

1. Resolutions made by the Board of Directors in its meeting held on October 29, 2008

(1) Type of shares to be purchased:	Outstanding common stock of Komatsu Ltd.

(2) Total number of shares to be purchased:	Up to 40,000,000 shares

(4.01% of total outstanding shares excluding treasury stock)

(3) Total cost of purchase:	Up to 30 billion yen

(4) Period of purchase:	From November 5 to December 30, 2008

2. Cumulative total of shares purchased to and including November 28, 2008 in accordance with the resolutions above

(1) Total number of shares purchased:	16,718,300 shares

(2) Total cost of purchase:	18,914,635,900 yen

(end)